Exhibit 99.1

Long-term incentive program Executive stock option plan [May 6], 2026

Executive Stock Option Plan	[May 6], 2026

1.	PURPOSE

1.1   This Executive Stock Option Plan (the “Plan”) has been established by the Company to encourage selected officers and senior managers of the Company, its subsidiaries and Designated Affiliated Entities to have an increased proprietary interest in the Company, to provide such persons with a long-term performance incentive and to assist the Company and Designated Affiliated Entities to attract and retain key individuals for these positions.

2.	DEFINITIONS

2.1   In this Plan, the following terms have the following meanings:

(a)	“Board” means those individuals who serve from time to time as the Board of Directors of the Company acting in their capacity as directors of the Company;

(b)	“Blackout Period” means a period of time during which the Participant cannot exercise an Option, or sell Shares, due to applicable law or policies of the Company in respect of insider trading;

(c)	“Change in Control” means:

(i)

any transaction or series of transactions, whether by way of consolidation, amalgamation or merger of the Company or the Subsidiary, with or into any other person (other than an affiliate of the Company or the Subsidiary) in which the voting securities of the Company or the Subsidiary, as applicable, outstanding immediately prior to the transaction or series of transactions represent, after their conversion into or exchange for voting securities of the corporation or other entity with or into which the Company or the Subsidiary, as applicable, is consolidated, amalgamated or merged, less than 60% of the votes attached to the voting securities of such corporation or other entity outstanding immediately after such transaction or series of transactions;

(ii)

any transfer, conveyance, sale, lease, exchange or otherwise of all or substantially all of the assets of the Company (which includes the Subsidiary) or of the Subsidiary, to any other person (other than an affiliate of the Company);

(iii)

the lawful acquisition, directly or indirectly and by any means whatsoever, by any person, or by a group of persons acting jointly or in concert, of that number of voting shares of the Company or of the Subsidiary, which is 20% or more of the total voting shares issued and outstanding immediately after such acquisition, unless another person or group of persons has previously lawfully acquired and continues to hold a number of voting shares which represents a greater percentage than the first-mentioned person or group of persons; or

(iv)	the Board of the Company by resolution deems that a Change in Control has occurred or is about to occur;

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(d)	“Committee” means the Management Resources Committee of the Board or such committee (including the Board) that may be designated for the purposes of this Plan by the Board;

(e)	“Company” means Sun Life Financial Inc., its successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board;

(f)	“Date of Grant” of an Option means the date the Option is granted to a Participant under the Plan;

(g)

“Designated Affiliated Entity” means any person (including a trust or a partnership) or company in which the Company has a significant investment and which the Company designates as such for the purposes of this Plan;

(h)	“Designated Number” of a Participant’s Option means the maximum number of Shares which the Participant may purchase under the Option, as designated by the Company at the time the Option is granted;

(i)

“Designated Percentage” in respect of an Option means the percentage of the Designated Number representing the maximum number of Shares which a Participant may purchase under the Option during each Option Year;

(j)	“Disability” means long-term disability of a Participant determined in accordance with the long-term disability plan maintained by his or her employer, as amended from time to time;

(k)	“Earliest Exercise Date” in respect of an Option means the earliest date on which the Option may be exercised;

(l)	“Fiscal Year” means a financial year of the Company;

(m)	“including” means including without limitation;

(n)

“Just Cause” means (i) in respect of a Participant who is employed outside the United States at the time of termination, the circumstances where an employer can lawfully terminate the Participant’s employment without notice or payment whatsoever (except as may be required pursuant to any applicable minimum requirements of employment standards legislation in Canada or a province or territory of Canada); and (ii) in respect of a Participant who is employed within the United States at the time of termination, (a) the failure of the Participant to perform, in a material respect, his or her duties and responsibilities, or to follow, in a material respect, the lawful policies, procedures, instructions or directions of the Company or any applicable Subsidiary or Designated Affiliated Entity, except as a result of the Disability of the Participant, which failure is not cured by the Participant within 10 days of being advised of that failure in writing by the Company or the Subsidiary or Designated Affiliated Entity, as applicable, (b) any fraudulent activity on the part of the Participant, (c) the conviction of the Participant for any crime involving fraud, misrepresentation or breach of trust, (d) any financial impropriety, intentional dishonesty, breach of duty of loyalty or any intentional act on the part of the Participant in discharging his or her duties and responsibilities of employment that has the effect of materially injuring the reputation, business or business relationships of the Company, a Subsidiary or a Designated Affiliated Entity, or (e) any other act on the part of the Participant constituting cause at common law;

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(o)	“Latest Exercise Date” means the latest date on which an Option may be exercised;

(p)	“Option” means a right granted under the Plan to a Participant to purchase Shares in accordance with the Plan;

(q)	“Option Price” in respect of an Option means the price designated by the Company at which the Participant may purchase a Share under the Option;

(r)	“Option Year” in respect of an Option means a year commencing on the Date of Grant and any anniversary of such date, and ending immediately prior to the next anniversary of such date;

(s)

“Participant” means a regular employee of the Company, a Subsidiary or a Designated Affiliated Entity who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan on such terms as the Company may specify;

(t)	“Plan” means this Executive Stock Option Plan, as amended and restated from time to time;

(u)	“Retirement” means, unless otherwise determined by the Committee for the purposes of the Plan:

(i)

for Options granted on or before July 31, 2019, the Participant’s termination of employment with the Company, a Subsidiary or a Designated Affiliated Entity on at least three months (or such lesser term as may be determined by the Committee, in its sole discretion) prior written notice from the Participant where the Participant is not receiving severance, compensation in lieu of notice or similar payments and initiates the termination following attainment by the Participant, prior to the Participant’s Termination Date, of 55 years of age and 10 years of continuous service with the Company, a Subsidiary, or a Designated Affiliated Entity; or

(ii)

for Options granted after July 31, 2019, a Participant’s termination of employment with the Company, a Subsidiary or a Designated Affiliated Entity on at least six months (or such lesser term as may be determined by the Committee, in its sole discretion) prior written notice from the Participant where the Participant is not receiving severance, compensation in lieu of notice or similar payments and initiates the termination following attainment by the Participant, prior to the Participant’s Termination Date, of (i) at least five years of continuous service with the Corporation or the Employer; (ii) at least 55 years of age; and (iii) a sum of at least 65 years when the employee’s age at the time of delivery of the notice of retirement and continuous years of service are aggregated; or

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(iii)

for Options granted on or before November 23, 2022, the termination of the Participant’s employment by the Company, a Subsidiary or a Designated Affiliated Entity, other than for Just Cause, following attainment by the Participant, prior to the Participant’s Termination Date, of 55 years of age and 10 years of continuous service with the Company, a Subsidiary, or a Designated Affiliated Entity;

(v)

“Shares” means the Common Shares in the capital of the Company, and includes any shares in the capital of the Company into which such shares may be converted, reclassified, redesignated, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a capital reorganization, amalgamation, merger, arrangement or other scheme of reorganization;

(w)	“Stock Exchange Rules” means the applicable rules of any stock exchange upon which shares of the Company are listed;

(x)	“Subsidiary” means a subsidiary of the Company as defined by the Insurance Companies Act (Canada) and “the Subsidiary” means Sun Life Assurance Company of Canada;

(y)

“Termination Date” means (i) the date that is the last day of any statutory notice period applicable to the Participant pursuant to applicable employment standards legislation or (ii) if no such minimum statutory notice period applies to the Participant, the day on which the Participant ceases to actively provide services to the Company, a Subsidiary or a Designated Affiliated Entity; and (except as provided in (i)) does not include any period of contractual, statutory, civil or common law period of notice of termination or pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant under contract or common or civil law, following such day;

(z)	“TSX” means The Toronto Stock Exchange; and

(aa)

“U.S. Participant” means a Participant who is (i) a U.S. citizen, (ii) a non-U.S. citizen who is resident alien within the meaning of Section 7701(b)(i)(A) of the Internal Revenue Code of the United States of America, or (iii) a Participant whose award of Options would otherwise be subject to U.S. taxation provided, however, that such Participant shall be considered a U.S. Participant solely with respect to such Options.

2.2   The terms “security based compensation arrangement”, “insider”, and “associate” have the meanings ascribed to them in the TSX Company Manual.

3.	GRANTING OF OPTIONS AND DETERMINATION OF THE OPTION PRICE

3.1   The Company may grant Options to acquire Shares to Participants who have not experienced a Termination Date in accordance with the Plan. In granting each such Option, the Company shall designate:

(a)	the Designated Number of Shares;

(b)	the Earliest Exercise Date, which shall, unless otherwise determined by the Company, be the first anniversary of the Date of Grant;

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(c)	subject to section 3.3, the Latest Exercise Date, which shall be the tenth anniversary of the Date of Grant unless determined by the Company to be earlier;

(d)	the Designated Percentage, which shall, unless otherwise determined by the Company, be 50% commencing on the fourth Option Year, and an additional 50% commencing on the fifth Option Year; and

(e)	the Option Price, which price shall be determined by the Company in accordance with section 3.2.

3.2   The Option Price shall, unless otherwise determined by the Company subject to any approval required under Stock Exchange Rules, be the closing price of a trade of at least a board lot of the Shares on the TSX on the Date of Grant; failing any trades on such day the Option Price shall be such closing price on the immediately preceding trading day on which there has been such a trade. The Option Price may be stated and payable in Canadian dollars or US dollars. If the Option Price is to be stated in US dollars, the Option Price shall be the Option Price as determined above converted into US dollars at the average rate of exchange for the business day preceding the Date of Grant. Notwithstanding the Company otherwise determining the Option Price, the Option Price in respect of an Option shall be no less than the fair market value of a Share on the Date of Grant of the Option.

3.3   The Latest Exercise Date shall be extended to the tenth business day following the last day of a Blackout Period if the Latest Exercise Date would otherwise occur in a Blackout Period or within ten business days of the end of the Blackout Period.

3.4    Subject to the terms of the Plan, the Company may determine other terms or conditions, if any, of any Options, including:

(a)

any additional conditions with respect to the exercise of Options under the Plan, including conditions in respect of the market price of the Shares and the financial performance or results of the Company, a Subsidiary, a Designated Affiliated Entity or business unit; and

(b)	such other terms or conditions as the Company may, in its discretion, determine.

3.5   At the discretion of the Company, an Option granted under the Plan may have connected therewith any number of stock appreciation rights. Each such right in respect of a Share shall entitle the Participant to surrender to the Company, unexercised, the right to subscribe for such Share pursuant to the related Option and to receive from the Company cash in an amount equal to the excess of the market price (being the average closing price per Share on the TSX during the five trading days preceding the date on which the Participant surrenders such right to subscribe) over the Option Price provided in the related Option. Each exercise of a right in respect of a Share covered by a related Option shall terminate that Option in respect of such Share and such Option in respect of such Share shall be of no further force or effect. Unexercised rights shall terminate when the related Option is exercised or the Option terminates.

4.	EXERCISE OF PARTICIPANT’S OPTIONS

4.1    Subject to the provisions of the Plan, an Option may be exercised by the Participant only on or after the Earliest Exercise Date and thereafter from time to time at his or her discretion to purchase in the aggregate a number of Shares equal to the aggregate of the previously unexercised portion of the Designated Number, provided that, unless the Company otherwise determines,

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(a)

subject to (b), the maximum number of Shares which the Participant may purchase under the Option during each of the Option Years shall be equal to the Designated Percentage of the Designated Number of the Option, and

(b)

if the number of Shares purchased under the Option during any of the Option Years is less than the maximum number which could have been purchased under the Option during that Option Year, the difference shall be carried forward and added to the maximum number of Shares which may be purchased under the Option in the immediately following Option Year, and so on from time to time, provided that the percentage of the Designated Number which the Participant may purchase under an Option shall not exceed one hundred per cent (100%).

4.2   Notwithstanding section 4.1,

(a)	the Company may at any time determine that Options may be exercised by a Participant as to the entire Designated Number;

(b)	Options may be exercised by the legal representative of a Participant as to the entire Designated Number in the event of the death of the Participant; and

(c)

subject to the terms of any agreement between a Participant and the Company or any of its Subsidiaries or Designated Affiliated Entities, Options may be exercised by a Participant as to the entire Designated Number in the event the Participant’s employment with the Company or any of its Subsidiaries or Designated Affiliated Entities is terminated without Just Cause within 24 months following a Change in Control.

4.3   If the Participant ceases to be employed by the Company or any of its Subsidiaries or Designated Affiliated Entities, for any reason other than the death, Disability or Retirement of the Participant or as contemplated in section 4.2, unless the Company otherwise determines, all or such portion of the Participant’s Options which are not exercisable on the Participant’s Termination Date shall terminate on the Participant’s Termination Date. A Participant cannot receive a new grant of Options after their Termination Date.

4.4   Unless the Company otherwise determines, a Participant’s Option shall terminate on and may not be exercised after the date which is the earliest of:

(a)	twelve months after the Participant’s termination of employment with the Company or any of its Subsidiaries or Designated Affiliated Entities by reason of death or Disability;

(b)

(i) in respect of an Option with a Date of Grant prior to February 13, 2019, thirty-six months after the Participant’s termination of employment with the Company or any of its Subsidiaries or Designated Affiliated Entities by reason of Retirement; and (ii) in respect of an Option with a Date of Grant on or after February 13, 2019, sixty months after the Participant’s termination of employment with the Company or any of its Subsidiaries or Designated Affiliated Entities by reason of Retirement;

(c)	the Participant’s Termination Date, if the Participant ceases to be employed by the Company or any of its Subsidiaries or Designated Affiliated Entities for Just Cause;

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(d)

60 days after the Participant’s Termination Date, if the Participant ceases to be employed by the Company or any of its Subsidiaries or Designated Affiliated Entities, for any reason other than death, Disability, Retirement of the Participant, termination of employment for Just Cause or as contemplated in section 4.2(c); and

(e)

36 months after the Participant’s Termination Date, if the Participant ceases to be employed by the Company or any of its Subsidiaries or Designated Affiliated Entities as contemplated in section 4.2(c).

In any event, the Participant’s Options shall terminate and may not be exercised after the Latest Exercise Date of the Participant’s Option. A Participant cannot receive a new grant of Options after their Termination Date.

4.5   The transfer of an employee from the Company to a Subsidiary or a Designated Affiliated Entity, from a Subsidiary or a Designated Affiliated Entity to the Company, or from one Subsidiary or Designated Affiliated Entity to another Subsidiary or Designated Affiliated Entity, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship; in such a case, the employment relationship shall be continued for the purposes of this Plan until the later of the date when the leave equals ninety consecutive days or the date when a Participant’s right to reemployment shall no longer be guaranteed either by law or by contract, except that in the event active employment is not renewed at the end of the leave of absence, and unless otherwise determined by the Company, the employment relationship for the purposes of this Plan shall be deemed to have ceased at the beginning of the leave of absence.

4.6   The exercise of an Option under the Plan shall be made by notice to the Company or the administrator of the Plan retained by the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and accompanied by payment of the aggregate Option Price for such number of Shares by a certified cheque, bank draft or wire transfer payable to the Company or other similar means of payment satisfactory to the Company in the amount of the aggregate Option Price for such number of Shares. Upon receipt of such notice and payment, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non-assessable shares of the Company. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him or her, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter a Direct Registration System (DRS) Statement.

5.	MAXIMUM NUMBER OF SHARES TO BE ISSUED UNDER THE PLAN

5.1   The number of Shares which may be issued under Options issued and outstanding pursuant to this Plan is limited to 34,525,000. The number of Shares which may be reserved for issuance under Options granted pursuant to this Plan together with Shares which may be reserved for issuance under options granted under any other employee-related plan of the Company or options for services granted by the Company to any one person shall not exceed 1% of the outstanding Shares. In each case, the Company may from time to time designate such other maximum number which, however, will not in any event exceed the maximum number permitted from time to time under any applicable law or under Stock Exchange Rules.

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5.2   If any Option has terminated or expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

5.3   Under this Plan and any other security based compensation arrangement of the Company:

(a)	the number of Shares reserved for issuance pursuant to stock options granted to insiders shall not exceed 10% of the outstanding Shares;

(b)	the number of Shares issued to insiders, within a one year period, shall not exceed 10% of the outstanding Shares; and

(c)	the number of Shares issued to any one insider and such insider’s associates, within a one year period, shall not exceed 5% of the outstanding Shares.

6.	NO FRACTIONAL SHARES

6.1   No fractional Shares shall be issued upon the exercise of an Option nor shall any script certificates in lieu therefor be issuable at any time. Accordingly, if as a result of any adjustment under section 8.1 a Participant would otherwise have become entitled to a fractional share upon the exercise of an Option, he or she shall have the right to purchase only the next lower whole number of Shares and no payment or other adjustment will be made with respect to the fractional interests so disregarded.

7.	ACCOUNTS AND STATEMENTS

7.1   The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Number and the Option Price of each Option, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant.

8.	REORGANIZATION

8.1   In the event of any corporate event or transaction involving the Company or the Subsidiary (including, but not limited to, a change in the Shares or the capitalization of the Company), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind, extraordinary cash dividend, amalgamation or other like change in capital structure (other than normal cash dividends to shareholders of the Company), or any similar corporate event or transaction, the Board, to prevent inappropriate dilution or enlargement of Participants’ rights under the Plan, shall substitute or adjust, in its sole discretion: (i) the number and/or kind of shares or other securities that may be granted pursuant to the Plan; (ii) the number and/or kind of shares or other securities subject to outstanding Options; (iii) the Option Price applicable to outstanding Options; and/or (iv) other value determinations (including performance conditions) applicable to the Plan or outstanding Options; however, no adjustment will obligate the Company to issue or sell fractional securities. All adjustments shall be made in good-faith compliance with paragraph 7(1.4) of the Income Tax Act (Canada) and/or Section 409A of the Internal Revenue Code of the United States of America, as applicable. For the avoidance of doubt, the purchase of Shares or other equity securities of the Company by the Company pursuant to its normal course issuer bid, by a shareholder of the Company or by any third party from the Company shall not constitute a corporate event or transaction giving rise to an adjustment pursuant to this section 8.1.

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8.2   Notwithstanding any other provision of the Plan, in the event of a Change in Control, the surviving, successor or acquiring entity may continue or assume any outstanding Options or substitute similar options for the outstanding Options. If the surviving, successor or acquiring entity does not continue or assume the outstanding Options or substitute similar options for the outstanding Options, or the Board otherwise determines, the Company shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Change in Control and that all Options shall be deemed to be vested and exercisable up to the Designated Number of Shares which may be purchased under the Options without regard to the limitations contained in subsection 4.1(a) and, unless otherwise exercised, settled, surrendered, forfeited or cancelled prior to the termination of the Plan, shall expire immediately prior to the termination of the Plan.

9.	NOTICES

9.1   Any notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a)	delivering it personally to the Participant or to the person claiming or deriving rights through him, as the case may be, or

(b)	mailing it postage paid or delivering it to the address which is maintained for the Participant in the Company’s personnel records, or

(c)	a notice communicated using telephonic or electronic means to an address or location provided for or by the Participant for this purpose.

9.2   Any notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by (a) mailing it postage prepaid, (b) delivering it to the Company at its principal address to the attention of the Company Secretary, or (c) if established by the Company, a notice communicated using telephonic or electronic means to an address or location provided for the Participant by the Company for this purpose.

9.3   Any payment required or permitted to be given to a Participant, or any person claiming or deriving any rights through him or her, shall be given by the means specified in sections 9.1(a) and (b) and sections 9.2(a) and (b), or through a wire transfer, or other similar means of payment satisfactory to the recipient.

9.4   Any payment, notice, statement, certificate or other instrument referred to in section 9.1, 9.2 or 9.3 if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed, shall be deemed to have been given or delivered on the date of receipt.

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9.5   No Employment Rights and No Additional Rights. The grant of Options to a Participant does not entitle such Participant to any additional grant or credit of Options under the Plan except as described in the Plan. Nothing herein shall give any Participant the right to be retained as an employee or director of the Corporation or any Subsidiary or Designated Affiliate Entity. A Participant shall have no rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation, whether upon termination of the Participant’s employment or otherwise. For the avoidance of doubt, a period of statutory notice, if any, or payment in lieu of actual or reasonable notice, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan except to the extent necessary to comply with the minimum requirements of applicable employment standards legislation. A period of actual or reasonable notice during which a Participant is actively employed shall be regarded as a period of employment for the purposes of the Plan.

10.	GENERAL

10.1   The Company, acting by or under the authority of the Board, may, from time to time and at any time without shareholder approval, add to or amend any of the provisions of the Plan or an Option, or terminate the Plan regardless of whether any such amendment is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary, other than the following matters which require the approval of the holders of a majority of Shares present and voting in person or by proxy at a meeting of shareholders of the Company:

(a)	an increase in the number of Shares issuable pursuant to the Plan;

(b)	any amendment that would reduce the Option Price of an outstanding Option;

(c)	any amendment that would result in any cancellation and reissue of options or other entitlements;

(d)	an amendment that would extend the term of any Option granted under this Plan beyond the Latest Expiry Date of the Option;

(e)	amending or deleting section 3.1(c) so as to allow for a maximum term of an Option to be greater than 10 years;

(f)	expanding the authority of the Company to permit assignability of Options beyond that contemplated by section 10.3 other than for normal estate settlement purposes;

(g)

any amendment that would permit the introduction or reintroduction of non-employee directors as eligible to participate in the Plan on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation;

(h)	any amendment to the Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

(i)	increasing or deleting the percentage limits relating to Shares issuable or issued to insiders in section 5.3;

(j)	increasing or deleting the percentage limit on Shares reserved for issuance to any one person pursuant to Options in section 5.1;

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(k)	amending the Plan to provide for other types of compensation through equity issuance; and

(l)	any amendment which deletes or reduces the range of amendments which require approval by the shareholders of the Company under this section 10.1,

other than, for greater certainty, a change resulting from an adjustment under Article 6 or Article 8. Any amendment shall apply only in respect of Options granted on or after the date of such amendment unless the affected Participant otherwise agrees. Such agreement is not required if an amendment is made pursuant to Article 6 or Article 8.

Without limiting the generality of the rights of the Company under this section 10.1 to approve amendments without shareholder approval, the Company, acting by or under the authority of the Board, may make the following types of amendments to the Plan or any Option without shareholder approval:

(m)

amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or any Option or to correct or supplement any provision of the Plan or any Option that is inconsistent with any other provision of the Plan or any Option;

(n)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the TSX and any other stock exchange on which the Shares are listed;

(o)	amendments necessary for Options to qualify for favourable treatment under applicable tax laws;

(p)	amendments to the vesting provisions of the Plan or any Option;

(q)	amendments to include or modify a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the Plan maximum;

(r)

amendments to the termination or early termination provisions of the Plan or any Option, whether or not such Option is held by an insider, provided such amendment does not entail an extension beyond the Latest Expiry Date of the Option; and

(s)	amendments necessary to suspend or terminate the Plan.

10.2   The Company has the authority to administer, implement and interpret the Plan. The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them. In administering the Plan, the Company may seek recommendations from the chief executive officer of the Company. The Company may also delegate to the Committee and any director, officer or employee of the Company such duties and powers relating to the Plan as it may see fit and the Committee may also delegate to any director, officer or employee of the Company such duties and powers related to the Plan as have been delegated to it. The Company may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan.

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10.3   The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Option shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner during his or her lifetime except, with the prior approval of the Company on such terms and conditions as the Company may reasonably determine and subject to any requirements under Stock Exchange Rules, the Participant may transfer an Option for no consideration to a spouse, minor child or minor grandchild. Upon any such permitted transfer, the transferred Options shall be deemed for purposes of the Plan to continue to be held by the Participant, and shall continue to be subject to the terms and conditions of the Plan as if the Participant remained the sole holder thereof. After his or her lifetime, the Option shall enure to the benefit of and be binding upon the legal personal representatives of the Participant.

10.4   The Company’s obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to receipt by the Company of such approval of the Plan, if any, by its shareholders as required under Stock Exchange Rules or as the Company or its advisors deem necessary or desirable and compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to Stock Exchange Rules. As a condition of participating in the Plan, each Participant shall agree to comply with all applicable Company policies, including the Clawback Policy and all such laws, rules and regulations, and to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

10.5   No member of the Board or the Committee shall be liable for any action or determination made in good faith in connection with the Plan and members of the Board and the Committee shall be entitled to indemnification and reimbursement from the Company in respect of any claim relating thereto.

10.6   Neither designation of an employee as a Participant nor the grant of any Options to any Participant entitles any Participant to the grant, or any additional grant, as the case may be, of any Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate a Participant’s employment at any time.

10.7   Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee’s employment with the Company, a Subsidiary or Designated Affiliated Entity.

10.8   This Plan was instituted on the 30th day of March, 2001 and was most recently amended and restated as of [May 6], 2026.

Sun Life Financial Inc.	13